SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April, 2008

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



    RYANAIR TO REFER ADVERTISING STANDARDS AUTHORITY TO THE UK OFT FOR UNFAIR
                      PROCEDURES, BIAS AND FALSE JUDGEMENTS

Ryanair, the UK's largest passenger airline, today (Friday, 4th April 2008) submitted a formal complaint to the Office of Fair Trading regarding the unfair procedures, bias and factually untrue rulings made by the ASA against seven of Ryanair's adverts over the past two years.

The ASA has demonstrated a repeated lack of independence, impartiality or fairness where Ryanair is concerned by making factually inaccurate and untrue findings in response (in some cases) to totally baseless and unsubstantiated alleged complaints.

Of the seven ASA rulings against Ryanair over the past two years, these include:

     1. Ryanair's greedy Gordon Brown advert where the ASA ruled that the UN and Stern Report's CO2 emissions figures were factually inaccurate.

     2. Ryanair's Eurostar ad, where the ASA ruled that a 2 hour 11 minute train journey was "not necessarily" slower than a 1 hour 10 minute flight, and a higher Eurostar fare of GBP27 was "not necessarily" more expensive than a lower GBP15 air fare.

     3. Ryanair's "Robbed by last minute.com" advert where the ASA ruled that a last minute.com handling charge of up to 100% per ticket was not "a rip off".

     4. Ryanair's "Back to school" advert where the ASA ruled that a photograph of a fully clothed model in typical teenage dress (short skirt, bare midriff and top) was "offensive".

     5. Most recently - the ASA has ruled against a Ryanair 2 million GBP10 seat sale advert in response to a complaint from someone who "couldn't remember" any details of what he was trying to book, despite the fact that the ASA accepted that there were indeed 2 million seats available at GBP10.

Ryanair condemned this latest absurd ruling by the ASA as being its most unfair, biased and unlawful ruling of the lot. Ryanair has today published its complete correspondence with the ASA in this latest complaint which highlights the following:

     1. The ASA had no evidence whatsoever to support this complaint, because the complainant "couldn't remember" and "couldn't provide" any evidence of what flights he was trying to book, when he was trying to book, what routes he was trying book or what days he was trying to travel on. Ryanair was therefore denied any opportunity to prove that there were GBP10 seats on this alleged complainant's chosen flights.

     2. The ASA denied Ryanair fair procedures by issuing Ryanair with a final response after close of office hours one evening, but insisting on a reply before the start of office hours the following morning! Ryanair was therefore denied any opportunity to reply within the ASA's impossible deadline.

     3. Despite the fact that the ASA accepted that there were indeed 2 million seats available for sale during the offer period, the ASA sought evidence of seats being available on Fridays and Sundays. When Ryanair provided examples of GBP10 bookings made on Fridays and Sundays (two), the ASA then moved the goalposts and asked for "evidence of sufficient availability".

     4. When Ryanair asked the ASA to define "sufficient availability", the ASA refused.

     5. When Ryanair offered to send the ASA examples of 10, or 100, or 1,000, or 10,000 GBP10 fares sold on Fridays and Sundays during the offer, the ASA repeatedly refused/ignored/excluded this evidence.

Despite the absence of any evidence to sustain this complaint, and despite Ryanair's offer to provide of up to 10,000 bookings at GBP10 on Fridays and Sundays during the booking period, and despite the ASA's persistent refusal to define the term "sufficient availability", the ASA Executive repeatedly refused to confirm whether Ryanair's evidence was placed in front of the Advertising Standards Council. The ASA upheld this fictitious and baseless complaint against Ryanair, on the demonstrably false grounds that "Ryanair refused to supply this information".

The ASA has falsely claimed that the details of the two booking forms provided were not sufficient evidence to show "sufficient quantities" yet the ASA ignored Ryanair's repeated offers to submit examples of up to 10,000 bookings at this fare on Fridays and Sundays. Furthermore, the ASA has repeatedly refused to define what it means by "sufficient quantities" (so that Ryanair could provide such evidence) and it has refused to explain why it issued letters to Ryanair after the close of business hours demanding a response before the opening of business hours the following day. The ASA has refused to explain or justify why Ryanair was denied fair procedures in this case.

As the evidence of the above rulings against Ryanair adverts clearly demonstrates, the ASA has repeatedly failed to adjudicate on Ryanair's advertising in an independent or impartial manner. It has made findings which are in contravention of the evidence (the UN IPCC's own statistics on emissions, the longer duration and higher cost of Eurostar train tickets, and the scandalous rip off charges levied by lastminute.com) in order to rule against Ryanair's adverts. The ASA's ruling against Ryanair's back to school advert had nothing to do with taste or decency, and was simply biased and prejudicial censorship. The picture of a fully clothed model which appeared in a number of UK tabloid newspapers can hardly be deemed to be offensive when many of those same newspapers carry pictures of topless models and adverts for sex lines, etc.

The ASA's latest ruling, which is based on a fictitious and baseless complaint, flies in the face of all of the evidence available to the ASA. The ASA has wilfully ignored offers from Ryanair to submit copies of up to 10,000 GBP10 bookings, precisely so it can falsely claim that Ryanair "refused to supply" this information. The facts in this case also prove that the ASA repeatedly refused to define "sufficient quantities", and the ASA denied Ryanair fair procedures during this adjudication.

Speaking today in London, Ryanair's Peter Sherrard said:

     "As this published correspondence shows, the ASA had abandoned any attempt at independence or impartiality when ruling on Ryanair's adverts. This unelected quango's Director General has a stated policy of "fighting back" against Ryanair's justified public criticisms of its bizarre, factually inaccurate and untenable rulings.

     "In this latest ruling the ASA has denied Ryanair fair procedures, has ignored Ryanair's evidence and it has pursued a complaint which has no evidential basis whatsoever. This clearly confirms the ASA's bias, and blind determination to rule against Ryanair's adverts even in cases such as this where they accept that the 2 million seats offer was factually accurate.

     "We are calling on the OFT to examine this catalogue of mal-administration, bias and incompetence by the ASA, and require in future that the ASA rules on Ryanair's adverts in an independent, impartial, fair and reasonable manner.

     "Fairness and impartiality is the least that advertisers should be entitled to expect from an unelected, self-regulating quango like the ASA and its impartial Director General. Sadly Ryanair has received neither over the past 2 years from the ASA".


Ends.                                            Friday, 4th April 2008

For further information:

Peter Sherrard - Ryanair                         Pauline McAlester - Murray
Consultants

Tel: 00 353 1 812 1598                           Tel: 00 353 1 4980300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 04 April 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director